ENVIROMETRICS, INC.
ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

Form 10-QSB can not be filed within the prescribed period because certain information pertaining to two transactions have not been completed.

PART IV - OTHER INFORMATION

Explanation to (3):

Three Months Ended March 31, 1997 Compared to Three
Months Ended March 31, 1996

Sales for the first Three months of 1997 amounted to $687,100 which were $837,200 (54.9%) lower than the
$1,524,300 reported for the first Three months of 1996.
The Service group decreased its sales by 63.1% or $506,300 to $295,500 and the Products group lost revenues of $330,900 (45.8%)and reported $391,600 for the Three months ended March 31, 1997 as compared to $722,500 for the Three months ended March 31, 1996.
Included in the Service group revenue reduction of $506,300 is a decrease of $433,200 related to the Environmental consulting and Engineering and Civil
Engineering and Surveying Division which was disposed at July 31, 1996. The Consultative Services and Air
Quality groups reported $73,100 less revenues for the first Three months of 1997 as compared to the first
Three months of 1996.

Cost of goods sold and direct service costs decreased by 45.6% or $641,600 to $453,800 for the first Three months of 1997 as compared to $1,095,600 reported for the first Three months of 1996. The Services Division reduced its direct service costs by $406,100 (69.6%) and reported $177,100 for the first Three months of 1997 as compared to $583,200 for the first Three months of 1996.
The Products group decreased its cost of good sold by $235,500 or 46.0%, to $276,700 for 1997 as compared to
$512,200 for the first Three months of 1996.

The gross margins for the first Three months ended
March 31, 1997 decreased by $195,600, a decrease of 45.6%, to $233,300 as compared to $428,800 for the Three months ended March 31, 1996. The Services Division recorded a significant decrease of 45.8% or $100,200 in its gross margin for the first Three months of 1997 as compared to the first Three months of 1996. The Products Division also experienced a significant decrease of 45.4% or a $95,400 reduction in its gross margin for the first Three months of 1997 as compared to the first Three months of 1996. The Services Division reported a 40.1% gross margin for the first quarter of 1997 as compared to a 27.3% margin for the same quarter in 1996. The reason for the significantly improved gross margin in the Services Division and the $100,191 decrease in the amount of gross profit reported by that division is the downsizing of personnel and reduction of nonbillable expenses, including compensation. The Products Division reported a 29.3% gross margin for the first quarter of 1997 as compared to a 29.1% margin for the same quarter in 1996.

Percentage comparisons of gross margins reported by the company are as follows

Period                    Total      Products    Services
1st Three Months 1997     33.9%      29.3%       40.1%
1st Three Months 1996     28.1%      29.1%       27.3%

Other operating revenue increased by $9,700 to $9,800 for the first Three months ended March 31, 1997 as compared to $100 for the first Three months ended March 31, 1996.

Operating expenses were $306,300 lower and amounted to $297,800 for the Three months ended March 31, 1997, as compared to $604,100 reported for the Three months ended
March 31, 1996. The operating expenses for the first Three months of 1996 included $104,500 of expenses related to the civil engineering service group which was disposed on July 31, 1996. Sales and marketing expenses decreased by $43,200, which savings were mostly attributable to the agreement with Zellweger Analytics, Inc. for the distribution of the ACT product line. General and administrative costs decreased by $194,500 to $166,900 for the Three months ended
March 31, 1997, as compared to $361,400 reported for the Three months ended March 31, 1996. Included in the first quarter 1996 general and administrative expenses is approximately $25,000 of consulting fees that were related to a contract that was terminated in August 1996 and $81,700 of amounts attributable to the civil engineering service group which was disposed on July 31, 1996. A portion of the decrease is due to a reduction in personnel and restructuring of costs. Research and development costs decreased by $20,100 to $41,700. Shipping and receiving costs decreased by $12,200 to $5,900 for the Three months ended March 31, 1997 as compared to $18,100 for the Three months ended March 31, 1996. This decline is related to the decrease in sales reported above. A reduction of $3,700 in costs related to quality control was the result of a reduction in personnel in the first quarter of 1996. Depreciation and amortization costs decreased by $32,600 for the first quarter ended March 31, 1997 as compared to 1996 of which $22,800 was attributable to the civil engineering service group which was disposed on July 31, 1996.

The Company incurred an operating loss of $54,700 for the Three months ended March 31, 1997 as compared to an operating loss of $175,100 for the Three months ended March 31, 1996.

Interest income for the Three months ended March 31, 1997 was $14,000 higher than the amount recorded for 1996. Interest earned in 1997 resulted from interest earned on a note that was exchanged in connection with the disposition of the civil engineering service group completed on July 31, 1996 and a mortgage note that was recorded as a result of the sale of the real property in December 1996. Interest expense of $32,100 for the Three months ended March 31, 1997 was $6,900 lower than the amount reported for the first Three months of 1996 which was $39,100. Amortization of loan costs for the first Three months of 1997 was $5,400 and was $200 higher than the $5,200 reported for the first Three months ended March 31, 1996.

The Company incurred a net loss of $76,900 for the first Three months ended March 31, 1997 as compared to a net loss of $218,000 for the Three months ended March 31, 1996. The net loss for the first Three months of 1996, excluding the civil engineering service group which was disposed on July
31, 1996 would have been $255,500 which is $37,500 higher than the $218,000 reported for the first Three months of 1996.

FINANCIAL CONDITION

The Company's financial condition continued to deteriorate during the first Three months of 1997 due principally to continued operating losses, and is experiencing severe cash flow problems.

The working capital deficiency has increased from $1,174,500 at December 31, 1996 to $1,231,300 at March 31, 1997.

The Consultative Services Division experienced a reduction in sales revenues and the trade receivables from that group are down to $161,700 at March 31, 1997 from $207,400 at
December 31, 1996. The Products Division reduced inventories by $139,300 to $148,200 from $287,500 at December 31, 1996 as a result of cash flow problems which resulted in less products available for sale.

The Company intends to expand its consultative services, including outsourcing, and is in discussions with another company to jointly market a broad base of services including health and safety services beginning in the second quarter of 1997. In addition, the Company is looking to grow its laboratory services base through aggressive marketing, identifying potential merger partners (other industrial hygiene laboratories) to increase revenues and streamline or reduce costs.